UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of October, 2006.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  October 25, 2006                    /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           President

                            ROCHESTER RESOURCES LTD.


                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS



NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Rochester Resources Ltd. (hereinafter called the "Corporation") will be held at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia on Thursday, the 23rd day of November, 2006, at 11:00 a.m.(Pacific Time), for the following purposes:

1.       To receive the President's Report to the Shareholders;

2. To receive the audited consolidated financial statements of the Corporation for the fiscal year ended May 31, 2006 (with comparative statements relating to the preceding fiscal period) together with the related Management Discussion and Analysis and report of the Auditors thereon;

3.       To determine the number of directors at six (6);

4.       To elect directors;

5. To re-appoint auditors and to authorize the directors to fix their remuneration;

6. To consider and, if thought fit, to approve the Corporation's stock option plan, which makes a total of 10% of the issued and outstanding shares of the Corporation available for issuance thereunder, as described in the accompanying Information Circular dated October 12, 2006; and

7. To transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

Accompanying this Notice is the Corporation's Report to Shareholders referred to in item 1 above, an Information Circular, a form of Proxy and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Corporation of any change in your mailing address.

DATED at Vancouver, British Columbia, this 12th day of October, 2006.


                              BY ORDER OF THE BOARD

                                /s/ DOUGLAS GOOD

                          Douglas Good, President & CEO

                            ROCHESTER RESOURCES LTD.
                           Suite 400 - 525 Howe Street
                            Vancouver, BC V6C 2Z4 3V7

                            MANAGEMENT PROXY CIRCULAR
   (Containing information as at October 12, 2006 unless indicated otherwise)



SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF ROCHESTER RESOURCES LTD. (THE "CORPORATION") FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE CORPORATION (AND ANY ADJOURNMENT THEREOF) TO BE HELD ON NOVEMBER 23, 2006 (THE "MEETING") AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Corporation at nominal cost. All costs of solicitation by management will be borne by the Corporation.

The contents and the sending of this Management Proxy Circular have been approved by the directors of the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the President and a director, respectively, of the Corporation. A Shareholder wishing to appoint some other person (who need not be a shareholder) to represent him at the Meeting has the right to do so, either by stroking out the names of those persons named in the accompanying form of proxy and inserting the desired person's name in the blank space provided in the form of proxy or by completing another form of proxy. A PROXY WILL NOT BE VALID UNLESS THE COMPLETED FORM OF PROXY IS RECEIVED BY COMPUTERSHARE INVESTOR SERVICES INC., OF 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO M5J 2Y1 NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING THE MEETING OR ANY ADJOURNMENT THEREOF.

A Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the head office of the Corporation, Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, OR TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.

If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in such Shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Corporation do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54 -101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Management Proxy Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to non-registered Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' Meetings unless the Beneficial Shareholders have waived the right to receive Meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered Shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder should a Beneficial Shareholder receiving such a form wish to vote at the Meeting, the Beneficial Shareholder should strike out the names of the Management Proxyholders named in the form and insert the Beneficial Shareholder's name in the blank provided.

The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Corporation ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING A PROXY WITH AN ADP STICKER ON IT CANNOT USE THAT PROXY TO VOTE COMMON SHARES DIRECTLY AT THE MEETING -- THE PROXY MUST BE RETURNED TO ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED. All references to Shareholders in this Management Proxy Circular and the accompanying form of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

Shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy will be voted in favour of the matters to be brought before the Meeting as set out in this management proxy circular or withheld from voting if so indicated on the form of proxy.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Management ProxyCircular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:               unlimited common shares without par value
Issued and Outstanding:           13,264,735(1) common shares without par value

(1) As at October 12, 2006

Only Shareholders of record at the close of business on October 12, 2006 (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present as a Shareholder or as a representative of one or more corporate Shareholders, or who is holding a proxy on behalf of a Shareholder who is not present at the Meeting, will have one vote, and on a poll every Shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate Shareholders, will have one vote for each common share registered in his/its name on the list of Shareholders, which is available for inspection during normal business hours at COMPUTERSHARE INVESTOR SERVICES INC. and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of D & H Group LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix their remuneration.

ELECTION OF DIRECTORS

The board of directors presently consists of four directors and it is intended to determine the number of directors at six and to elect four directors for the ensuing year. Additional directors may be appointed in the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Corporation, or with the provisions of the BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA).

Pursuant to National Instrument 54-101, a Notice of Meeting and Record Date has been filed with all securities administrators of jurisdictions wherein the Corporation's registered shareholders have their addresses and has been given to the TSX Venture Exchange at least 25 days before the Record Date.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Corporation now held by him, his principal occupation, the period of time for which he has been a director of the Corporation, and the number of shares of the Corporation beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.


---------------------------------------------------------------------------------------------------------------------
                                      PRINCIPAL OCCUPATION AND IF NOT AT PRESENT                        NO. OF SHARES
NAME, POSITION AND PROVINCE           AN ELECTED DIRECTOR, OCCUPATION DURING             DIRECTOR        BENEFICIALLY
& COUNTRY OF RESIDENCE(1)             THE PAST FIVE YEARS(1)                              SINCE            HELD(2)
---------------------------------------------------------------------------------------------------------------------

DOUGLAS F. GOOD(3)                    Business Consultant. President, CEO               Nov. 25/05         150,000
Director, President, CEO and          and acting CFO of the Corporation.
acting CFO                            Since November 30, 2005, Director
                                      and CFO of ComWest Enterprise Corp.
(British Columbia, Canada)            President/Chairman and CFO of
                                      ComWest Capital Corp. since
                                      January 31, 2002.
---------------------------------------------------------------------------------------------------------------------
GIL LEATHLEY                          Professional Engineer.  Since 2000,               Jan. 17/06          80,000
Director                              independent consultant to several
                                      senior and junior mining companies.
(British Columbia, Canada)            Currently serving as director of Golden
                                      Peaks Resources Ltd. and Lariat
                                      Energy Ltd.
---------------------------------------------------------------------------------------------------------------------
WILLIAM LEE(3)                        Chartered Accountant.  Chief Financial            Sep. 8/95           27,650
Director                              Officer of Jinshan Gold Mines Inc. from
                                      January 2006 to present.
(British Columbia, Canada)
---------------------------------------------------------------------------------------------------------------------
ANDREW CARTER(3)                      President of Tinka Resources Ltd. from            Jul. 4/03           34,000
Director                              February 2003 to present.

(British Columbia, Canada)
---------------------------------------------------------------------------------------------------------------------

NOTES:

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.
(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.
(3)  Denotes member of Audit Committee.


STATEMENT OF EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

"Named Executive Officers" means the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Corporation, regardless of the amount of compensation of those individuals, and each of the Corporation's three most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $150,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was $150,000 whether or not they are an executive officer at the end of the fiscal year.

The Corporation had three Named Executive Officers during its most recently completed financial year, Douglas Good, the Corporation's current President, Chief Executive Officer ("CEO") and acting Chief

Financial Officer ("CFO"), and Des O'Kell and Nick DeMare, the Corporation's former Presidents, CEOs and acting CFOs.

The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officers during the financial years ended May 31, 2004, 2005 and 2006:

                                    ------------------------------      -----------------------------------
                                          ANNUAL COMPENSATION                 LONG TERM COMPENSATION
                                    ------------------------------      -----------------------------------
                                                                                AWARDS              PAYOUTS
                                                                        -----------------------------------
                                                           OTHER        SECURITIES    RESTRICTED               ----------
--------------------       ----                            ANNUAL         UNDER       SHARES OR                 ALL OTHER
       NAME AND                                           COMPEN-       OPTIONS/SA    RESTRICTED     LTIP        COMPEN-
  PRINCIPAL POSITION       YEAR     SALARY     BONUS       SATION       RS GRANTED      SHARE       PAYOUTS      SATION
                                      ($)       ($)         ($)            (#)          UNITS         ($)          ($)
                                                                                         (#)
--------------------       ----     ------------------------------      -----------------------------------    ----------

Douglas Good(1)            2006     78,887      Nil         N/A          253,000         Nil          Nil       6,000(2)
President, CEO,            2005       N/A       N/A         N/A            N/A           N/A          N/A          N/A
acting CFO and             2004       N/A       N/A         N/A            N/A           N/A          N/A          N/A
director
--------------------       ----     ------------------------------      -----------------------------------    ----------

Des O'Kell(1)(3)           2006       Nil       Nil      20,500(4)        22,000         Nil          Nil          Nil
former President,          2005       N/A       N/A         N/A            N/A           N/A          N/A          N/A
CEO, acting CFO            2004       N/A       N/A         N/A            N/A           N/A          N/A          N/A
and director
--------------------       ----     ------------------------------      -----------------------------------    ----------

Nick DeMare(1)(3)          2006       Nil       Nil         Nil          50,000(5)       Nil          Nil       30,990(6)
former President,          2005       Nil       Nil         Nil           20,500         Nil          Nil       78,788(6)
CEO, acting CFO            2004       Nil       Nil         Nil            8,500         Nil          Nil       72,100(6)
and director
--------------------       ----     ------------------------------      -----------------------------------    ----------


NOTES:

(1) On November 25, 2005, Des O'Kell resigned as the President, CEO, acting CFO and a director of the Corporation and Douglas Good was appointed as the President, CEO, acting CFO and a director of the Coporation.
(2)  Salary paid to Barbara Good, spouse of Douglas Good.
(3) On June 28, 2005, Nick DeMare resigned as the President, CEO and acting CFO of the Corporation and Des O'Kell was appointed as a director and the President, CEO and acting CFO of the Corporation. On November 25, 2005, Mr. DeMare resigned as a director of the Corporation.
(4) Paid to Eland Jennings Investor Services Inc., a private company owned by Des O'Kell.
(5)  Granted to Chase. See "Management Contracts".
(6) Paid to Chase Management Ltd. ("Chase"), a private corporation owned by Nick DeMare. Chase personnel provides accounting, professional, secretarial and administrative services to the Corporation.

LONG-TERM INCENTIVE PLANS -- AWARD IN MOST RECENTLY COMPLETED FINANCIAL YEAR

The Corporation has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Name Executive Officers during the Corporation's most recently completed financial year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one financial year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

OPTIONS AND SHARE APPRECIATION RIGHTS

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table sets forth stock options granted to the Named Executive Officers during the financial year ended May 31, 2006:


------------             ------------      --------------      ------------      -----------------      ----------
                                             % OF TOTAL                           MARKET VALUE OF
                          SECURITIES        OPTIONS/SARS                            SECURITIES
                            UNDER            GRANTED TO                             UNDERLYING
                         OPTIONS/SARS       EMPLOYEES IN       EXERCISE OR        OPTIONS/SARS ON       EXPIRATION
NAME                       GRANTED         FINANCIAL YEAR       BASE PRICE       THE DATE OF GRANT         DATE
                             (#)                (%)            ($/SECURITY)        ($/SECURITY)
------------             ------------      --------------      ------------      -----------------      ----------

Douglas Good                60,500              8.40%              0.50                0.59             Nov. 10/08
                           192,500             26.74%              0.62                0.77             Jan. 17/09
                           -------
                           253,000             35.14%
                           =======
------------             ------------      --------------      ------------      -----------------      ----------
Des O'Kell                  22,000              3.06%              0.50                0.59             Nov. 10/08
------------             ------------      --------------      ------------      -----------------      ----------
Nick DeMare                50,000(1)            6.94%              0.62                0.77             Jan. 17/09
------------             ------------      --------------      ------------      -----------------      ----------

NOTE:

(1) Granted to Chase.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR -END OPTION/ SAR VALUES

The following table sets out details of all the incentive stock options, both exercised and unexercised, for the Named Executive Officer during the financial year ended May 31, 2006:

------------                -----------       ---------------       -------------------       -----------------------
                                                                        UNEXERCISED            VALUE OF UNEXERCISED
                                                                      OPTIONS/SARS AT         IN THE MONEY OPTIONS AT
                             SECURITIES                             FINANCIAL YEAR -END       FINANCIAL YEAR -END (1)
                            ACQUIRED ON       AGGREGATE VALUE          EXERCISABLE /               EXERCISABLE /
 NAME                         EXERCISE           REALIZED              UNEXERCISABLE               UNEXERCISABLE
                                (#)                 ($)                     (#)                         ($)
------------                -----------       ---------------       -------------------       -----------------------

Douglas Good                    Nil                 N/A                253,000 / Nil               103,400 / Nil
------------                -----------       ---------------       -------------------       -----------------------

Des O'Kell                      Nil                 N/A                22,000 / Nil                11,000 / Nil
------------                -----------       ---------------       -------------------       -----------------------

Nick DeMare                     Nil                 N/A               50,000(2) / Nil              19,000 / N/A
------------                -----------       ---------------       -------------------       -----------------------

NOTES:

(1)  The closing price of the Corporation's shares on May 31, 2006 was $1.00.
(2)  Held by Chase.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The  Corporation  does  not  have  any  compensatory  plan(s),   contract(s)  or
arrangement(s) with respect to the resignation, retirement or any other termination of the Named Executive Officers' employment, a change of control of our corporation or a change in the Named Executive Officers' responsibilities following a change in control, which entitle Named Executive Officers to receive from the Corporation an amount, including all period payments or installments, exceeding $100,000.

COMPENSATION OF DIRECTORS

CASH COMPENSATION

During the financial year ended May 31, 2006, the Corporation paid a total of $36,250 for professional and consulting fees to its directors who are not the Named Executive Officers of the Corporation.

NON-CASH COMPENSATION

The following table sets forth stock options granted by the Corporation during the financial year ended May 31, 2006 to the directors who are not the Named Executive Officers of the Corporation:

--------------------           ------------     -------------      ------------    -----------------     ----------
                                                  % OF TOTAL                        MARKET VALUE OF
                                SECURITIES       OPTIONS/SARS                         SECURITIES
                                  UNDER           GRANTED TO                          UNDERLYING
                               OPTIONS/SARS      EMPLOYEES IN       EXERCISE OR     OPTIONS/SARS ON      EXPIRATION
 NAME                            GRANTED        FINANCIAL YEAR      BASE PRICE     THE DATE OF GRANT        DATE
                                   (#)                (%)          ($/SECURITY)      ($/SECURITY)
--------------------           ------------     -------------      ------------    -----------------     ----------

Directors as a group              85,000            11.81%             0.50              0.59            Nov. 10/08
who are not Named                 75,000            10.41%             0.62              0.77            Jan. 17/09
Executive Officers               -------            -----
                                 160,000            22.22%
                                 =======            =====
--------------------           ------------     -------------      ------------    -----------------     ----------

The following table sets forth details of all exercises of stock options during the financial year ended May 31, 2006 by the directors who are not the Named Executive Officers, and the financial year end value of unexercised options:

--------------------           -----------     --------------      -------------------        -----------------------
                                                                       UNEXERCISED            VALUE OF UNEXERCISED IN
                                                                     OPTIONS/SARS AT           THE MONEY OPTIONS AT
                               SECURITIES                          FINANCIAL YEAR -END        FINANCIAL YEAR -END (1)
                               ACQUIRED ON       AGGREGATE            EXERCISABLE /                EXERCISABLE /
 NAME                           EXERCISE       VALUE REALIZED         UNEXERCISABLE                UNEXERCISABLE
                                   (#)              ($)                    (#)                          ($)
--------------------           -----------     --------------      -------------------        -----------------------

Directors as a group               Nil              N/A               160,000 / Nil                71,000 / N/A
who are not Named
Executive Officers
--------------------           -----------     --------------      -------------------        -----------------------

NOTE:

(1)  The closing price of the Corporation's shares on May 31, 2006 was $1.00.


SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Corporation's financial year ended May 31, 2006, all information required with respect to compensation plans under which equity securities of the Corporation are authorized for issuance:


                            -----------------------      -------------------------     ------------------------------
                                                                                       NUMBER OF SECURITIES REMAINING
                            NUMBER OF SECURITIES TO      WEIGHTED-AVERAGE EXERCISE      AVAILABLE FOR FUTURE ISSUANCE
                            BE ISSUED UPON EXERCISE         PRICE OF OUTSTANDING          UNDER EQUITY COMPENSATION
                            OF OUTSTANDING OPTIONS,        OPTIONS, WARRANTS AND         PLANS (EXCLUDING SECURITIES
                              WARRANTS AND RIGHTS                 RIGHTS                   REFLECTED IN COLUMN (A))
--------------------        -----------------------      -------------------------     ------------------------------

Plan Category                          (a)                          (b)                             (c)
--------------------        -----------------------      -------------------------     ------------------------------
Equity compensation
plans approved by                    720,000                        0.62                        See Note (1)
securityholders
--------------------        -----------------------      -------------------------     ------------------------------
Equity compensation
plans not approved                     N/A                          N/A                             N/A
by securityholders
--------------------        -----------------------      -------------------------     ------------------------------

Total                                720,000                        0.62                        See Note (1)
--------------------        -----------------------      -------------------------     ------------------------------

NOTE:

(1) The Corporation has in place a "rolling" stock option plan (the "Plan") whereby the maximum number of Common shares that may be reserved for issuance pursuant to the Plan will not exceed 10% of the issued shares of the Corporation at the time of the stock option grant. As of the date hereof, Common shares may be reserved for issuance pursuant to the Plan. See "Particulars of Other Matters to be Acted Upon -- Stock Option Plan" for further particulars of the Plan.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No executive officers, directors, employees or former executive officers and directors of the Corporation are indebted to the Corporation. None of the directors, executive officers or proposed nominees of the Corporation nor any associate or affiliate of these individuals, is or has been indebted to the Corporation since June 1, 2005.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein or in the financial statements, no informed person of the Corporation, any proposed director of the Corporation, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction since the commencement of our most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation. An "informed person" means a director or executive office of a reporting issuer; a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; any person or company who beneficially owns, directly or indirectly, voting shares of a reporting issuer or who exercises control or direction over shares of the reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer; and a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

MANAGEMENT CONTRACTS

The Corporation has a management contract with Chase Management Ltd. ("Chase"), a company owned by Mr. Nick DeMare, a former officer and director of the Corporation, whereby the Corporation is currently paying Chase $5,040 per month, for accounting, administrative, professional and management services provided to the Corporation. In addition, the Corporation may engage Chase to perform extra services in which case Chase will charge the Corporation for its employees at competitive rates. During the Corporation's last completed financial year, it was billed a total of $30,990 by Chase for services performed.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, NATIONAL INSTRUMENT 58-101 - DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES ("NI 58-101") was adopted by the Canadian Securities Administrators. NI 58-101 requires issuers to disclose their governance practices in accordance with that instrument. The Corporation is a "venture issuer" within the meaning of NI 58-101. A discussion of the Corporation's governance practices within the context of NI 58-101 is set out below:

BOARD OF DIRECTORS

The Corporation has three independent directors, namely: Messrs. Gil Leathley, Andrew Carter and William Lee. The Corporation has one director who is not independent because he is an executive officer of the Corporation, namely: Mr. Douglas Good, President, CEO and acting CFO.

DIRECTORSHIPS

As of the date of this information circular, certain directors of the Corporation also serve as directors of other reporting issuers, details of which are as follows:

     DOUGLAS GOOD:  ComWest Enterprise Corp.

     ANDREW CARTER: Astral Mining Corporation, Halo Resources Ltd., Gold Point
                    Energy Corp., and Tinka Resources Limited.

     WILLIAM LEE:   Golden Peaks Resources Ltd., Halo Resources Ltd., Jinshan
                    Gold Mines Inc. and Tinka Resources Limited.

     GIL LEATHLEY:  Golden Peaks Resources Ltd. and Lariat Energy Ltd.

ORIENTATION AND CONTINUING EDUCATION

The CEO and/or the CFO are responsible for providing an orientation for new directors. Director orientation and on-going training will include presentations by senior management to familiarize directors with the Corporation's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its principal officers and its internal and independent auditors.

ETHICAL BUSINESS CONDUCT

The Corporation does not have a written code of ethical business conduct for its directors, officers and employees. Each director, officer and employee is expected to comply with relevant corporate and securities laws and, where applicable, the terms of their employment agreements.

NOMINATION OF DIRECTORS

When a board vacancy occurs or is contemplated, any director may make recommendations to the board as to qualified individuals for nomination to the board.

In identifying new candidates, the directors will take into account the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Corporation at that time.

COMPENSATION

From time to time, the independent directors of the Board will review the compensation payable to the CEO and CFO. The directors receive no compensation in their capacity as directors other than the grant of stock options from time to time, which allocation is made by the Board as a whole.

OTHER BOARD COMMITTEES

The board has no other standing committees.

ASSESSMENTS

The Board of Directors of the Corporation does not conduct any formal evaluation of the performance and effectiveness of the members of the Board, the Board as a whole or any committee of the Board.

AUDIT COMMITTEE

THE AUDIT COMMITTEE'S CHARTER

The following is the text of the Corporation's Audit Committee Charter:

       "MANDATE

       The primary function of the audit committee (the "Committee") is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to regulatory authorities and shareholders, the Corporation's systems of internal controls regarding finance and accounting and the Corporation's auditing, accounting and financial reporting processes. The Committee's primary duties and responsibilities are to:

       o Serve as an independent and objective party to monitor the Corporation's financial reporting and internal control system and review the Corporation's financial statements.

       o Review and appraise the performance of the Corporation's external auditors.

       o Provide an open avenue of communication among the Corporation's auditors, financial and senior management and the Board of Directors.

       COMPOSITION

       The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his independent judgment as a member of the Committee. At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Corporation's financial statements.

       The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

       MEETINGS

       The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the CFO and the external auditors in separate sessions.

       RESPONSIBILITIES AND DUTIES

       To fulfill its responsibilities and duties, the Committee shall:

       DOCUMENTS/REPORTS REVIEW

       (a)        Review and update the Charter annually.

       (b) Review the Corporation's financial statements, MD&A and any annual and interim earnings, press releases before the
                  Corporation publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

       EXTERNAL AUDITORS

       (a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Corporation.

       (b) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

       (c) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

       (d) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Corporation's external auditors.

       Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

       FINANCIAL REPORTING PROCESSES

       (a)        In  consultation  with  the  external  auditors,  review  with
                  management  the  integrity  of  the  Corporation's   financial
                  reporting process, both internal and external.

       (b) Consider the external auditors' judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting.

       (c)        Consider  and  approve,   if   appropriate,   changes  to  the
                  Corporation's auditing and accounting principles and practices as suggested by the external auditors and management.

       (d) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

       (e) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

       (f) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

       (g) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

       (h)        Review certification process.

       (i)        Establish  a  procedure   for  the   confidential,   anonymous
                  submission  by  employees  of  the   Corporation  of  concerns
                  regarding questionable accounting or auditing matters.

       OTHER

       Review any related-party transactions."

COMPOSITION OF THE AUDIT COMMITTEE

The following are the members of the Committee (1):

--------------------------------------------------------------------------------
                           INDEPENDENT (1)                FINANCIALLY LITERATE
--------------------------------------------------------------------------------
Douglas Good                      N                                Y
--------------------------------------------------------------------------------
William Lee                       Y                                Y
--------------------------------------------------------------------------------
Andrew Carter                     Y                                Y
--------------------------------------------------------------------------------

NOTE:

(1)  As defined by Multilateral Instrument 52-110 ("MI 52-110").

The Corporation is relying on the exemption provided under Section 6.1 of MI52-110.

RELEVANT EDUCATION AND EXPERIENCE

William Lee is a Chartered Accountant with significant experience working with resource issuers as a chief financial officer. In addition, from 2004 to January 2006, Mr. Lee provided consulting services to a resource energy group in meeting their compliance obligations under the Sarbanes-Oxley Act. Douglas Good and Andrew Carter are business executives with extensive experience in the industry. As such each has acquired a knowledge and understanding of the financial issues and accounting principles that are relevant in assessing this Company's financial disclosures and internal control systems.

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Corporation's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The aggregate fees billed by the Corporation's external auditors in each of the last two fiscal years for audit fees are as follows:

--------------------------------------------------------------------------------
FINANCIAL YEAR                      AUDIT RELATED                       ALL
   ENDING            AUDIT FEES          FEES        TAX FEES       OTHER FEES
--------------------------------------------------------------------------------

May 31, 2006          $17,517              -             -                -
--------------------------------------------------------------------------------
May 31, 2005          $17,793              -             -                -
--------------------------------------------------------------------------------

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

RATIFICATION OF APPROVED STOCK OPTION PLAN

The Corporation has a rolling stock option plan (the "Plan"), which makes a total of 10% of the issued and outstanding shares of the Corporation available for issuance thereunder. The Corporation's Plan was ratified by the shareholders at the last annual general meeting held in November 2005. In accordance with the policies of the TSX Venture Exchange (the "Exchange"), a rolling plan, which is the type of plan the Corporation has adopted, requires the approval of the shareholders of the Corporation on an annual basis. Accordingly, the Corporation requests that the shareholders ratify and approve the Plan.

The purpose of the Plan is to provide the Corporation with a share related mechanism to enable the Corporation to attract, retain and motivate qualified directors, officers, employees and other service providers, to reward directors, officers, employees and other service providers for their contribution toward the long term goals of the Corporation and to enable and encourage such individuals to acquire shares of the Corporation as long term investments.

The Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts. The Board may issue a majority of the options to insiders of the Corporation. However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Corporation result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Corporation's issued and outstanding share capital.

The following information is intended to be a brief description of the Plan and is qualified in its entirety by the full text of the Plan which is available for review by any shareholder up until the day preceding the Meeting at the Corporation's head office at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, and will be available at the Meeting:

1. The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of Shares which is 10% of the issued and outstanding shares of the Corporation. The Corporation currently has 1,220,000 options outstanding. The exercise price of the stock options, as determined by the Board in its sole discretion, shall not be less than the closing price of the Corporation's shares traded through the facilities of the Exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the Exchange or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed and quoted for trading.

2.   The  Board  will not grant  options  to any one  person  which  will,  when
     exercised,   exceed  5%  of  the  issued  and  outstanding  shares  of  the
     Corporation.

3. Upon expiry of the option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the Plan may not have an expiry date exceeding ten years from the date on which the Board grant and announce the granting of the option.

4. If the option holder ceases to be a director of the Corporation or ceases to be employed by the Corporation (other than by reason of death), as the case may be, then the option granted shall expire on the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the Corporation, subject to the terms and conditions set out in the Plan.

The Plan may be administered by the Corporation's secretary or such other officer or employee as may be designated by the Board from time to time. Upon the approval of the Plan by the Corporation's shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by employees of the Corporation regularly employed on a full-time or part-time basis, directors of the Corporation and persons who perform services for the Corporation on an ongoing basis or who have provided, or are expected to provide, services of value to the Corporation.

The Exchange policies require that the Plan be approved by the affirmative vote of a majority of the votes cast at the Meeting. Accordingly, the Corporation requests that the shareholders pass the following resolution:

     "RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

     1. the Plan, in the form approved by the shareholders of the Corporation at the last Annual General Meeting held on November 17, 2005, with or without amendments as may be required by the Exchange, is hereby ratified, confirmed and approved;

     2. the Corporation is authorized to grant stock options pursuant and subject to the terms and conditions of the Plan entitling all of the optionholders in aggregate to purchase up to such number of common shares of the Corporation as is equal to 10% of the number of common shares of the Corporation issued and outstanding on the applicable grant date; and

     3. any one or of the directors or officers of the Corporation be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Corporation or otherwise, all such documents and other writings, including treasury orders, stock exchange and securities commission forms, as may be required to give effect to the true intent of this resolution."

An ordinary resolution requires the approval of a simple majority (>50%) of the votes cast by the shareholders of the Corporation being entitled to vote in person or by proxy at the Meeting.

OTHER MATTERS

Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at WWW.SEDAR.COM. Shareholders may contact the Corporation at #1305 - 1090 West Georgia Street, Vancouver, BC, V6E 3V7 or by telephone at 604-685-9316 to request copies of the Corporation's financial statements and MD&A for its most recently completed financial year. Financial information is provided in the Corporation's comparative financial statements and MD&A for its most recently completed financial year.

                            ROCHESTER RESOURCES LTD.
                               (THE "CORPORATION")


            2006 REQUEST FOR ANNUAL AND INTERIM FINANCIAL STATEMENTS


National Instrument 51-102 requires the Corporation to send annually to the registered holders and beneficial owners of its securities ("Securityholders") a form to allow Securityholders to request a copy of the Corporation's annual financial statements and related MD&A and/or interim financial statements and related MD&A. If you wish to receive such mailings, please complete and return this form to:

                            ROCHESTER RESOURCES LTD.
                    C/O SUITE 1305 - 1090 WEST GEORGIA STREET
                              VANCOUVER, BC V6E 3V7


The undersigned Securityholder hereby elects to receive or not receive:

[ ] Yes  [ ] No   Interim Financial Statements for the first, second and third financial quarters of 2007 and the related MD&A,

                                 -- and / or --


[ ] Yes  [ ] No   Annual Financial Statements for the fiscal year ended
                  May 31, 2007 and related MD&A.



PLEASE NOTE THAT A REQUEST FORM WILL BE MAILED EACH YEAR AND SECURITYHOLDERS MUST RETURN SUCH FORM EACH YEAR TO RECEIVE THE DOCUMENTS INDICATED ABOVE.

NAME:        ___________________________________________________________________

ADDRESS:     ___________________________________________________________________

             ___________________________________________________________________

POSTAL CODE: ___________________________________________________________________



I confirm that I am a: [ ] REGISTERED SHAREHOLDER OR [ ] BENEFICIAL SHAREHOLDER of the Corporation.


Signature of
Securityholder:   __________________________________   Date:  __________________


CUSIP:  77174P102